United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer
Date:	July 11, 2005

By:	/s/ Michael G. Potter
Name:	Michael G. Potter
Title:	Chief Financial Officer
Date:	July 11, 2005

EARNINGS RELEASE

STATS ChipPAC UPDATES SECOND QUARTER 2005 BUSINESS OUTLOOK

Singapore and United States, July 11, 2005 – STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” – NNM: STTS and SGX: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today narrowed its guidance for the second quarter ending June 30, 2005.

Based on preliminary results, the Company now expects revenue for the second quarter ending June 30, 2005 to be approximately $264 million, an increase of approximately 13% over the prior quarter. US GAAP net loss per ADS for the second quarter is expected to be in the range of ($0.08) to ($0.07), with non-US GAAP adjusted net (loss) or income per ADS in the range of ($0.01) to $0.00 per ADS for the second quarter of 2005. Non-US GAAP adjusted (loss) income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.

On April 28, 2005, the Company provided guidance that revenue for the second quarter 2005 was expected to be approximately 10% to 15% higher than the first quarter 2005, with US GAAP net loss per ADS of ($0.08) to ($0.05) and non-US GAAP adjusted net (loss) or income per ADS in the range of ($0.01) to $0.03 per ADS for the second quarter of 2005. Non-US GAAP adjusted (loss) income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.

Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “We are pleased to be returning to revenue growth with an improvement in our financial performance over our first quarter 2005. Our second quarter revenue came in the middle of our expectations with particular strength in commodity PBGA packaging used for chipsets and other assembly business. We are encouraged by strength in demand across all our product lines, with continued leadership in advanced packages. We expect these positive trends to continue going forward based on current customer forecasts, including improvement in 3D packaging revenue used primarily for handsets.”

The Company will report full results for the second quarter 2005 along with an outlook on expected third quarter 2005 results on July 28 in Singapore.

About STATS ChipPAC Ltd.

STATS ChipPAC Ltd. (“STATS ChipPAC” or “the Company” — NNM: STTS and SGX: STATSChP), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this corporate release.

Certain statements in this press release, including statements regarding expected future financial results, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005 and the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc., respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America. Unless otherwise specified, references to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America.

Singapore Contact :

Elaine Ang Manager, Investor Relations & Corporate Communications Tel : (65) 6824 7705, Fax : (65) 6720 7826 email : elaine.ang@statschippac.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com